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                 May 4, 2022

       Gregory Flesher
       President and Chief Executive Officer
       Reneo Pharmaceuticals, Inc.
       18575 Jamboree Road, Suite 275-S
       Irvine, California 92612

                                                        Re: Reneo
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 2, 2022
                                                            File No. 333-264616

       Dear Mr. Flesher:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Suzanne Hayes at 202-551-3675 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Jason Kent